EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

( in thousands )	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$154,198	$145,331	$449,412	$493,692
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	11,618	17,573	38,010	49,513

Earnings as defined	$165,816	$162,904	$487,422	$543,205

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$9,072	$15,281	$30,002	$42,971
Interest capitalized	120	20	242	48
Portion of rental expense representative of the interest factor	2,546	2,292	8,008	6,542
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$11,758	$17,613	$38,312	$49,621

RATIO OF EARNINGS TO FIXED CHARGES	14.10	9.25	12.72	10.95